Trinseo PLC 400 E. Swedesford Rd. Suite 301 Wayne, PA 19087

June 12, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jeanne Baker
Nudrat Salik

RE:	Trinseo PLC
Comment Letter Dated June 7, 2024
Form 10-K for the Year Ended December 31, 2023
File No. 001-36473

To the Staff of the Division of Corporate Finance:

Below please find the responses (the “Responses”) of Trinseo PLC (“Trinseo” or together with its subsidiaries, the “Company”) to the comment (the “Comment”) set forth in the letter dated June 7, 2024 from the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to Trinseo.

For the convenience of the Staff, we have restated the Comment in bold in this letter, and the corresponding responses of the Company are shown below such Comment. References to page numbers are to the page numbers in the corresponding filings.

Form 10-K for the Year Ended December 31, 2023

Financial Statements, page F-1

1.

We note your response to comment 1. Please provide us with the calculations and corresponding explanations which led to your determination that Americas Styrenics LLC was not significant in any period presented pursuant to Rule 3-09 and Rule 1-02(w) of Regulation S-X.

Response:

The Company acknowledges the Staff’s Comment and respectfully submits the following calculations for all periods presented in the Company’s financial statements for the year ended December 31, 2023, along with the calculation for the year ended December 31, 2020 (the last year Americas Styrenics LLC met the definition of “significant subsidiary” under the investment test or income test according to Rule 1-02(w) of Regulation S-X required under Rule 3-09 of Regulation S-X).

On an annual basis, the Company performs the significant subsidiary tests required by Rule 3-09 of Regulation S-X for its 50 percent or less owned subsidiary accounted for under the equity method to determine whether separate financial statements of the subsidiary will need to be filed.

Investment Test

For the investment test, according to Rule 1-02(w)(1)(i)(A) of Regulation S-X, the test is only met when the investment in and any advances to Americas Styrenics LLC exceed 20% of the Company’s consolidated assets in the Company’s consolidated financial statements for any period presented.

	Fiscal Year 2020	Fiscal Year 2021	Fiscal Year 2022	Fiscal Year 2023
Numerator – carrying value of investment	240.1	247.8	255.1	252.2
Denominator – Company’s total assets	2,845.2	4,712.2	3,760.2	3,029.2
Investment Test Calculation	8.44%	5.26%	6.78%	8.33%
Significant Subsidiary Conclusion	No	No	No	No

Income Test

For the income test, according to Rule 1-02(w)(1)(iii)(A) of Regulation S-X, the test is only met when both (1) earnings before taxes attributable to the Company and (2) proportionate share of the total revenue of Americas Styrenics LLC exceed 20% of such amounts in the Company’s consolidated financial statements for any period presented.

Income Test 1 – income	Fiscal Year 2020	Fiscal Year 2021	Fiscal Year 2022	Fiscal Year 2023
Numerator –
Proportionate share of Americas Styrenics earnings before taxes	42.7	102.3	106.1	67.8
Adjustments to Numerator [1]	26.6	(6.6)	0.2	(3.9)
Adjusted Numerator	69.3	95.7	106.3	63.9

Denominator –
Income (loss) from continuing operations before income taxes of the Company	105.4	350.5	(469.6)	(632.9)
less Equity in earnings of unconsolidated affiliate	N/A2	N/A2	102.2	62.1
Absolute value	105.4	350.5	571.8	695.0
Income Test 1 Calculation	65.75%	27.30%	18.59%	9.19%

1.	Items impacting net income of the registrant that should be excluded from the numerator of the income test include (but are not necessarily limited to) impairment charges recorded at the investor level, gains or losses from stock sales by the investor, dilution gains/losses from stock sales by the investee, the investor's share of accounting changes reported in the financial statements of the investee and preferred dividends.
a.	Therefore, in the Income Test above, all numerator balances are the Company’s proportionate share of the “Pre-Tax Income” of Americas Styrenics, adjusted for the Company’s accounting policy specific to treatment of costs related to planned major maintenance activities (Americas Styrenics accounts for these costs in the P&L whereas the Company capitalizes these costs & depreciates them over the respective period (i.e. until the next major maintenance project)).
2.	Equity earnings are not subtracted from the Company’s income from continuing operations during periods where both entities had income.

Income Test 2 – revenue	Fiscal Year 2020	Fiscal Year 2021	Fiscal Year 2022	Fiscal Year 2023
Numerator – proportionate share of Americas Styrenics Total Revenue	557.8	911.1	1,030.0	861.2
Denominator – Continuing Operations Sales of the Company	2,744.6	4,827.5	4,965.5	3,675.4
Income Test 2 Calculation	20.32%	18.87%	20.74%	23.43%

Meet Significance (>20%) under both the income and the revenue test?	Yes	No	No	No

In performing both the investment and the income test, detailed above, the Company noted in its Form 10-K for the year ended December 31, 2023, that both criteria were not met for each of the years presented. Therefore, inclusion of the financial statements of Americas Styrenics LLC is not required pursuant to Rule 3-09 of Regulation S-X, and the Company provided summarized financial information in the footnotes to its Form 10-K (Footnote 13 – Investments in Unconsolidated Affiliates, pages F-30 and F-31).

	Fiscal Year 2020	Fiscal Year 2021	Fiscal Year 2022	Fiscal Year 2023
Investment Test Conclusion	No	No	No	No
Income Test Conclusion	Yes	No	No	No
Significant Subsidiary Conclusion	Yes	No	No	No

I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please contact the undersigned at (610) 240-3200.  Thank you for your assistance.

Very truly yours,

/s/ David Stasse
David Stasse
Executive Vice President and Chief Financial Officer
400 E. Swedesford Rd.
Suite 301
Wayne, PA 19087

cc:Frank Bozich, Chief Executive Officer and President

Angelo N. Chaclas, Chief Legal Officer, Senior Vice President and Corporate Secretary